UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Altisource Portfolio Solutions S.A.
(Name of Issuer)
Common stock
(Title of Class of Securities)
L0175J104
(CUSIP Number)
Barry N. Wish
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409
(561) 682-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 20091
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS Barry N. Wish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		74,755 (as of 8/10/2009); 141,255 (as of 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,738,529 (as of 8/10/2009); 1,734,529 (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,755 (as of 8/10/2009); 141,255 (as of 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

1,738,529 (as of 8/10/2009); 1,734,529 (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,813,284 (as of 8/10/2009); 1,875,784 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%* (as of 8/10/2009); 7.7%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS Wishco, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,728,529 (as of 8/10/2009 and 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

1,728,529 (as of 8/10/2009 and 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,529 (as of 8/10/2009 and 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%* (as of 8/10/2009); 7.1%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS Barry Wish Family Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000 (as of 8/10/2009); 6,000 (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

10,000 (as of 8/10/2009); 6,000 (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000 (as of 8/10/2009); 6,000 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%* (as of 8/10/2009); 0% (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	The ownership percentage for each Reporting Person, as defined below, as of August 10, 2009 is based upon 24,050,036 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2009.

**	The ownership percentage for each Reporting Person, as defined below, as of September 1, 2011 is based upon 24,505,125 shares outstanding according to the Issuer’s Form 10-Q for the period ended June 30, 2011.
ITEM 1. Security and Issuer.
The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A.., a company organized under the laws of Luxembourg (the “Issuer”). The principal executive offices of the Issuer are located at 291, route d’Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg.
ITEM 2. Identity and Background.
(a) This Schedule 13D is filed jointly by Barry N. Wish, Wishco, Inc., a Delaware corporation (“Wishco”), and Barry Wish Family Foundation, Inc., a Florida not-for-profit corporation (“Foundation”) (each, a “Reporting Person”, and together, the “Reporting Persons”). Wishco is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Mr. Wish is a director of Foundation, which is also controlled by Mr. Wish.
(b) Mr. Wish’s business address is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409. The principal office of each of Wishco and Foundation is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.
(c) Mr. Wish is retired. Wishco is a holding company. Foundation is a charitable foundation that makes gifts to a wide variety of charities.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
f) Mr. Wish is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.
The shares of Common Stock were granted by the Issuer to the Reporting Persons for no consideration in connection with the separation and spin-off (the “Separation”) of the Issuer from Ocwen Financial Corporation (“Ocwen”).
ITEM 4. Purpose of Transaction.
On August 10, 2009 (the “Separation Date”), the Issuer became a stand-alone public company in connection with the Separation. On the Separation Date, Ocwen distributed all of the Issuer’s Common Stock to Ocwen’s shareholders. Ocwen’s stockholders received one share of Issuer Common Stock for every three shares of Ocwen common stock held as of August 4, 2009. The Issuer granted the Common Stock to the Reporting Persons in connection with the Separation.
A copy of the Separation Agreement, dated August 10, 2009, by and between Ocwen and the Issuer, is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed August 13, 2009, and is incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
(a) As of August 10, 2009, Barry N. Wish beneficially owns: (i) 74,755 shares of Common Stock directly, (ii) 10,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,728,529 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Wishco beneficially owns 1,728,529 shares of Common Stock held by Wishco. Foundation beneficially owns 10,000 shares of Common Stock held by Foundation.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of August 10, 2009 is based upon 24,050,036 shares outstanding according to the Issuer’s Form 10-Q for period ended September 30, 2009. Barry N. Wish beneficially owns 7.5% of the Common Stock. Wishco beneficially owns 7.2% of the Common Stock. Foundation beneficially owns 0% of the Common Stock.
As of September 1, 2011, Barry N. Wish beneficially owns: (i) 141,255 shares of Common Stock directly, (ii) 6,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,728,529 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Wishco beneficially owns 1,728,529 shares of Common Stock held by Wishco. Foundation beneficially owns 6,000 shares of Common Stock held by Foundation.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person, as defined below, as of September 1, 2011 is based upon 24,505,125 shares outstanding according to the Issuer’s Form 10-Q for the period ended June 30, 2011. Barry N. Wish beneficially owns 7.7% of the Common Stock. Wishco beneficially owns 7.1% of the Common Stock. Foundation beneficially owns 0% of the Common Stock.
(b) Barry N. Wish:
(1)	Sole Voting Power: 74,755 (as of 8/10/2009); 141,255 (as of 9/1/2011)

(2)	Shared Voting Power: 1,738,529 (as of 8/10/2009); 1,734,529 (as of 9/1/2011)

(3)	Sole Dispositive Power: 74,755 (as of 8/10/2009); 141,255 (as of 9/1/2011)

(4)	Shared Dispositive Power: 1,738,529 (as of 8/10/2009); 1,734,529 (as of 9/1/2011)
Wishco, Inc.:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 1,728,529 (as of 8/10/2009 and 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 1,728,529 (as of 8/10/2009 and 9/1/2011)

Barry Wish Family Foundation, Inc.:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 10,000 (as of 8/10/2009); 6,000 (as of 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 10,000 (as of 8/10/2009); 6,000 (as of 9/1/2011)
(c) Transactions within past 60 days of August 10, 2009: The information in Item 4 above is incorporated herein by reference.
Transactions within past 60 days of September 1, 2011: None.
(d) Not applicable.
(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.
The information in Item 4 above is incorporated herein by reference.
Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Joint Filing Agreement, dated September 1, 2011, by and among Barry N. Wish, Wishco, Inc., and Barry Wish Family Foundation, Inc.

Exhibit 2
Separation Agreement, dated August 10, 2009, by and between Ocwen and the Issuer (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2011

BARRY N. WISH
/s/ Barry N. Wish
Barry N. Wish

WISHCO, INC.
By:	/s/ Barry N. Wish
Barry N. Wish
President

BARRY WISH FAMILY FOUNDATION, INC.
By:	/s/ Barry N. Wish
Barry N. Wish
President